One Maritime Plaza Suite 2300 San Francisco, CA 94111-3513 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com

November 1, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust (the “Trust” or “Registrant”)

(File Nos. 333-182417 and 811-22718)

Dear Ladies and Gentlemen:

On behalf of the Trust, Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 3 to the Registration Statement under the Investment Company Act of 1940, as amended, was filed on October 31, 2012.  During the incorporation of additional comments to this filing, the date of the Report of the Independent Registered Public Accounting Firm (“Report”) contained within the Belvedere Alternative Income Fund’s Statement of Additional Information was inadvertently changed from October 26, 2012 to October 31, 2012. As you know, the Report is valid for five days from the date of issuance.  Consequently, the date of the Report should remain October 26, 2012.

If you have any further questions relating to this filing, please do not hesitate to contact the undersigned at 415-262-4594.

Sincerely,

/s/ Aisha Hunt

Aisha Hunt